September 11, 2007

United States Securities and Exchange Commission
Mail Stop 4561
100 F, N.E.
Washington, D.C. 20549

Re:	Oxford Media, Inc. Registration Statement on Form Sb-2 Filed January 29, 2007 File No. 333-140270 Withdrawal of Registration

Ladies and Gentlemen:

Oxford Media, Inc. (the “Company”) hereby requests the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-140270), filed on January 29, 2007, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company has reorganized its capital structure such that the Series A and Series B Convertible Preferred Stock underlying the common shares which are the subject of the Registration Statement no longer exists. Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact legal counsel to the Company, Kyleen Cane, Cane Clark, LLP, 3273 E. Warm Springs, Road, Las Vegas, Nevada at 702-312-6255. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Ms. Cane at the address set forth above.

Sincerely,

Oxford Media, Inc.

By: /s/ Brian Weiss
       Brian Weiss
       Interim Chief Financial Officer